UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2012

Commission File Number: 000-11743

WACOAL HOLDINGS CORP.

(Translation of registrant’s name into English)

29, Nakajima-cho, Kisshoin, Minami-ku

Kyoto, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Information furnished on this form:

EXHIBIT INDEX

Exhibit	Date	Description of Exhibit

1	December 3, 2012	Announcement Regarding Appointment of Representative Director and Officer of a Subsidiary (Peach John Co., Ltd.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WACOAL HOLDINGS CORP. (Registrant)

By:	/s/ Ikuo Otani
Ikuo Otani
Senior Managing Director and General Manager of Corporate Planning

Date: December 3, 2012

[Exhibit 1]

[Translation]

November 30, 2012

To whom it may concern:

WACOAL HOLDINGS CORP.

Yoshikata Tsukamoto, President and Representative Director

(Code Number: 3591)

(Tokyo Stock Exchange, First Section)

(Osaka Securities Exchange, First Section)

Ikuo Otani, Senior Managing Director and

General Manager of Corporate Planning

(Telephone: +81(075)682-1010)

Announcement Regarding Appointment of

Representative Director and Officer of a Subsidiary (Peach John Co., Ltd.)

We hereby announce that the extraordinary meeting of shareholders and the board of directors of Peach John Co., Ltd. (“Peach John”), a consolidated subsidiary of Wacoal Holdings Corp. (the “Company”), resolved at a meeting held on November 30, 2012 to appoint a new Representative Director and Chairman of Peach John, effective as of December 1, 2012, as described below.

Details

1.	Name and Title of New and Former Representative Director:

(Newly appointed)

Name:	Yoshikata Tsukamoto
New Title:	Representative Director and Chairman, and President

* Current Title at the Company held by New Representative Director:

President and Representative Director of the Company and

Chairman and Representative Director of Wacoal Corp.

(Resigning)

Name:	Hideo Kawanaka
Former Title:	Representative Director and Chairman, and President

* Mr. Kawanaka will continue to hold his positions as Director and Executive Vice President of the Company and Director and Vice Chairman of Wacoal Corp.

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